Exhibit 99.65

PUT AND CALL OPTION AGREEMENT

THIS AGREEMENT is made as of February 5, 2018.

BETWEEN:

APHRIA INC. (the “Vendor”)

-and-

2208744 Ontario Inc., 2208742 Ontario Inc., 2118769 Ontario Inc., Rockstar Kids Ltd. and NG Bahamas Ltd. (each a “Purchaser” and, collectively, the “Purchasers”)

WHEREAS the Vendor is the owner of 106,864,102 common shares (the “Shares”) in the capital of Liberty Health Sciences Inc. (the “Corporation”), a corporation whose shares are listed on the Canadian Securities Exchange (the “CSE”);

AND WHEREAS 26,716,025 of the Shares (the “Initial Shares”) are not subject to escrow agreement requirements as mandated by the CSE and under applicable law and were sold by the Vendor to each of the Purchasers pursuant to a purchase and sale agreement dated as of the date of this Agreement;

AND WHEREAS 80,148,077 of the Shares (the “Remaining Shares”) remain subject to the escrow agreement requirements as mandated by the CSE and under applicable law with escrow release terms and conditions as out in Schedule “A” to this Agreement;

AND WHEREAS the Vendor is prepared to grant each of the Purchasers a call option to purchase the Remaining Shares from the Vendor, and each of the Purchasers are prepared to grant the Vendor a put option to sell the Remaining Shares to the Purchaser on the terms and conditions hereinafter set out.

NOW, THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION, THE RECEIPT AND SUFFICIENCY OF WHICH IS HEREBY ACKNOWLEDGED, THE PARTIES AGREE AS FOLLOWS:

Grant of Option to Purchase the Remaining Shares

1.                                      The Vendor hereby grants each of the Purchasers the irrevocable right (the “Call Option”) to purchase any or all of the Remaining Shares from the Vendor in accordance with each Purchaser’s respective Pro-Rata Share (as set forth on Schedule “A” to this Agreement), and the Vendor shall be obliged to sell such Remaining Shares to each of the Purchasers in accordance with each Purchaser’s Pro-Rata Share. Each of the Purchasers shall purchase such number of Remaining Shares within three (3) business days of each applicable release date (each a “Release Date”) as set out in Schedule “A” to this Agreement, which applicable number of Remaining Shares are no longer subject to any such escrow agreement requirements, for an exercise price (the “Exercise Price”) equal to an eighteen percent (18%) discount to the ten (10) day volume weighted average price of the Shares trading on the CSE (or any other applicable recognized stock exchange) as of each applicable Release Date during the period (the “Exercise Period”) commencing on the date of this Agreement and ending at on January 31, 2020.

2.                                      Each of the Purchasers hereby grants the Vendor the irrevocable right (the “Put Option”) to sell any or all of the Remaining Shares which are no longer subject to any such escrow agreement requirements, to each of the Purchasers in accordance with each Purchaser’s respective Pro-Rata Share, and each of the Purchasers shall be obliged to purchase such Remaining Shares from the Vendor, for the Exercise Price per Share during the Exercise Period, provided that the Vendor shall only be obligated to exercise the Put Option in the event that any of the Purchasers do not

[Signature Page to Put & Call Option Agreement]

exercise the Call Option for all of the Remaining Shares within the applicable three (3) business day period following each applicable Release Date.

3.                                      The parties agree to settle the purchase and sale of the Remaining Shares contemplated by the exercise of the Call Option or the Put Option, as the case may be, on the business day following the delivery of the exercise notice contemplated by Section 4 below, and in each case each of the Purchasers shall pay the Vendor for such applicable number of Remaining Shares by wire transfer of immediately available funds to an account as directed in writing by the Vendor.

4.                                      Upon the exercise of the Call Option or the Put Option, as the case may be, during the Exercise Period, each of the applicable parties after each Release Date shall deliver a written notice (the “Exercise Notice”) to the other parties requiring the Vendor to sell to each of the Purchasers and each of the Purchasers to purchase from the Vendor such applicable number of the Remaining Shares as is specified in the Exercise Notice at the Exercise Price. Forthwith upon the receipt by the other parties of the Exercise Notice, each of the Purchasers shall be deemed to have purchased and the Vendor shall be deemed to have sold such number of Remaining Shares as is specified in the Exercise Notice in accordance with the provisions of this Agreement.

5.                                      The Call Option and the Put Option shall expire and terminate at the end of the Exercise Period, unless earlier terminated in accordance with the provisions of this Agreement.

6.                                      Prior to the closing of the exercise of the Call Option or the Put Option, all rights (including all voting rights) attached to the Remaining Shares shall be exercised by the Vendor as the holder thereof.

Representations, Warranties and Covenants

7.                                      The Vendor represents, warrants and covenants to each of the Purchasers as follows and acknowledges that each of the Purchasers is relying upon the following representations, warranties and covenants in connection with the Transactions which are the subject of this Agreement:

(a)                                 this Agreement constitutes a valid and binding obligation of the Vendor, enforceable against it in accordance with its terms; (ii) the Vendor is the sole registered and beneficial owner of that number of Remaining Shares as set forth on Schedule A to this Agreement in the capital of the Corporation, free and clear of all liens, charges, security interests, adverse claims, pledges, encumbrances and demands whatsoever; (iii) there are no agreements or restrictions that in any way limit or restrict the grant of the Call Option with respect to the Remaining Shares or the transfer to each of the Purchasers of any of the Remaining Shares and there are no shareholders agreements, pooling agreements, voting trusts or other agreements or understandings with respect to the voting of the Remaining Shares; (iv) except as provided for in this Agreement, there are no options or other agreements outstanding to purchase any of the Remaining Shares and upon the date and at the time of the exercise of the Call Option or the Put Option, as the case may be, there will not be any options or other agreements outstanding to purchase any of the Remaining Shares; (v) no person holds or owns any interest in the Remaining Shares, and (vi) the Vendor’s execution, delivery and performance of the obligations hereunder does not require the consent or approval of any other person.

(b)                                 at the date hereof and at the date and time of exercise of the Call Option or the Put Option, as the case may be, the Remaining Shares are and will be free from any and all liens, charges, security interests, adverse claims, pledges, encumbrances and demands whatsoever and the Vendor has and will have good right, full power, and absolute authority to transfer the Remaining Shares to the Purchasers according to the terms of this Agreement; and

(c)                                  the Vendor has not taken any action that would cause any of the Purchasers to become liable to any claim or demand for a brokerage commission, finder’s fee or other similar payment in respect of the transactions contemplated under this Agreement.

8.                                      Each of the Purchasers represents, warrants and covenants to the Vendor as follows and acknowledges that the Vendor is relying upon the following representations, warranties and covenants in connection with the transactions which are the subject of this Agreement:

(a)                                 Each of the Purchasers is duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

(b)                                 Each of the Purchasers has the corporate power and capacity to enter into, and to perform its obligations under this Agreement. The execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action on its part. This Agreement has been duly executed and delivered by each of the Purchasers and is a valid and binding obligation of each of the Purchasers, enforceable against each Purchaser in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and the availability of equitable remedies; and

(c)                                  Each of the Purchasers has not taken any action that would cause the Vendor to become liable to any claim or demand for a brokerage commission, finder’s fee or other similar payment in respect of the Transactions contemplated under this Agreement.

Termination

9.                                      In the event that Toronto Stock Exchange (“TSX”) Staff Notice 2017-2009 regarding the application of Section 306 (Minimum Listing Requirements), Section 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual is revoked, amended or superseded or any other policies, positions, guidelines, directives, rules or regulations of the TSX are implemented such that the Vendor would be permitted to hold, directly or indirectly, cannabis-related assets or other investments in the United States (including the Shares), then in the case of any of the foregoing events (each a “Termination Event”) this Agreement shall forthwith be terminated and any Remaining Shares that are held by the Vendor shall no longer be subject to the put and call rights described herein.

10.                               If a Termination Event occurs, and this Agreement is terminated pursuant to Section 9 hereof, then the Vendor shall pay to the Purchasers, in accordance with each Purchaser’s respective Pro-Rata Share (as set forth on Schedule “A” to this Agreement) a termination fee equal to $2,500,000. Such fee shall be payable with two business days of the occurrence of a Termination Event.

General Provisions

11.                               Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be given by personal delivery or by facsimile or other means of electronic communication. Any such notice or other communication, if sent by facsimile or other means of electronic communication, shall be deemed to have been received on the business day of the sending, or if delivered by hand shall be deemed to have been received at the time it is delivered to the applicable address noted below, either to the individual designated or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address shall also be governed by this Section 9. Notices and other communications shall be addressed as follows:

(a)                                 if to the Purchasers:

[REDACTED]

Attention:                                         Chief Financial Officer

Facsimile:                                         416-947-0866

(b)                                 if to any of the Vendor:

263 Talbot Street West, Leamington, ON N8H 4H3

Attention:                                         Chief Financial Officer

Facsimile:                                         (519) 974-2814

12.                               Words importing the singular number only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine gender and neuter.

13.                               Headings of the articles and sections hereof are inserted for convenient reference only and shall not affect the construction and interpretation of this Agreement.

14.                               Each provision of this Agreement is intended to be severable. If any provision hereof is illegal or invalid, such provision shall be deemed to be severed and deleted herefrom and such illegality and invalidity shall not affect the validity or enforceability of the remainder of this Agreement, or the remainder of such term or provision, or the application of such terms or provisions or portion thereof to other persons or circumstances, and the validity and enforceability of this Agreement in other jurisdictions shall not be affected and each term and provision of this Agreement and each portion thereof shall be valid and enforced to the fullest extent permitted by law.

15.                               Each of the parties shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other may require from time to time for the purpose of giving effect to this Agreement and shall use all reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

16.                               This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement. There are no warranties, representations or agreements between the parties in connection with such subject matter except as specifically set forth in this Agreement.

17.                               Time is of the essence of this Agreement.

18.                               This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

19.                               No amendment of this Agreement shall be binding unless in writing and signed by all of the parties hereto.

20.                               Neither this Agreement nor any rights or obligations hereunder are assignable by the Vendor without the prior written consent of the Purchasers. None of the Purchasers may assign its rights and obligations hereunder without the prior written consent of the Vendor. This Agreement shall enure to the benefit of and be binding upon the parties hereto and the respective successors and assigns of the parties.

21.                               No waiver by any party hereto of any breach of any of the provisions of this Agreement shall take effect or be binding upon such party unless in writing and signed by such party. Unless otherwise provided therein, such waiver shall not limit or affect the rights of such party with respect to any other breach.

22.                               All references to dollars in this Agreement shall be to Canadian dollars.

23.                               This Agreement may be executed by the parties hereto in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties have executed this Agreement.

APHRIA INC.

By:	Signed “Carl Merton”
Authorized Signing Officer

[Signature Page to Put & Call Option Agreement]

2208744 ONTARIO INC.

By:	Signed “Jack Serruya”
Name: Jack Serruya
Title: Director

2208742 ONTARIO INC.

By:	Signed “Simon Serruya”
Name: Simon Serruya
Title: Director

2118769 ONTARIO INC.

By:	Signed “Michael Serruya”
Name: Michael Serruya
Title: Director

ROCKSTAR KIDS LTD.

By:	Signed “Catherine DeFrancesco”
Name: Catherine DeFrancesco
Title: Director

NG BAHAMAS LTD.

By:	Signed “Catherine DeFrancesco”
Name: Catherine DeFrancesco
Title: Director

[Signature Page to Put & Call Option Agreement]

SCHEDULE “A”

ESCROW RELEASE OF REMAINING SHARES

		Percentage (%) of	Cumulative	Number of
		Remaining Shares	Percentage (%)	Remaining Shares	Total Shares
Escrow Release Date	Escrowed Remaining	Released from	Released from	Released from	Released from
For Remaining Shares	Shares	Escrow	Escrow	Escrow	Escrow
July 26, 2017 (Released)	106,864,102	10	10	10,686,410	10,686,410
January 26, 2018 (Released)	96,177,692	16.67	25	16,029,615	26,716,025
July 26, 2018	80,148,077	20	40	16,029,615	42,745,640
January 26, 2019	64,118,462	25	55	16,029,615	58,775,255
July 26, 2019	48,088,847	33.33	70	16,029,615	74,804,870
January 26, 2020	32,059,232	50	85	16,029,615	90,834,485
July 26, 2020	16,029,617	100	100	16,029,617	106,864,102

PRO-RATA SHARE OF THE PURCHASERS

Purchaser	Pro-Rata Share (%)
2208744 Ontario Inc.	[REDACTED]
2208742 Ontario Inc.	[REDACTED]
2118769 Ontario Inc.	[REDACTED]
Rockstar Kids Ltd.	[REDACTED]
NG Bahamas Ltd.	[REDACTED]